
November 6, 2012

<u>Via E-mail</u>
Craig Jones
Vice President and CFO
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

  Re: Electro Rent Corporation
    Form 10-K
    Filed August 13, 2012
    File No. 0-09061
    Response dated October 24, 2012

Dear Mr. Jones:

  We have reviewed your response letter dated October 24, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note the disclosures you intend to include in future filings in response to comment 4 in our letter dated September 27, 2012. Please expand upon your statement that you are responsible for fulfilling each customer's order (i.e., the primary obligor) to explain your obligations that led you to conclude that you are the primary obligor. For example, please explain what would occur if Agilent is unable to fulfill the customer's order within the customer's timeline. Please also expand your disclosure to explain the process that would occur between you and the customer and you and Agilent in the event the product received by the customer does not meet their requirements and/or is not in proper working condition.

  You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Accounting Branch Chief